[RADA Industries Letterhead]


                                  May 23, 2008


VIA EDGAR
---------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

                      Re:      Rada Electronic Industries Ltd.
                               Registration Statement on Form F-3
                               Filed April 11, 2008
                               File No. 333-150197
                               -------------------


Dear Mr. Mancuso:

         The undersigned, RADA Electronic Industries Ltd., issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 10:00 a.m. EST time on Friday, May 23, 2008 or as soon as possible thereafter.

         Management of RADA Electronic Industries Ltd. is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

         In addition, we acknowledge that:

o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve RADA Electronic Industries Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


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o    RADA  Electronic  Industries  Ltd.  may not assert  Staff  comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Kind regards
                                            /s/ Shiri Lazarovich
                                            Shiri Lazarovich
                                            Chief Financial Officer